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SEC Mail Processing
MAR 07 2022
Washington, DC

SEC FILE NUMBER
8-52229

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NEWCOURT SECURITIES, LTD (Company)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Waring Rd.
(No. and Street)

Pound Ridge	NY	10576
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter M. Lawrence	(914) 764-1590	Peter.Lawrence@NewcourtSecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morey, Nee, Buck and Oswald, LLC
(Name – if individual, state last, first, and middle name)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter M. Lawrence, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NEWCOURT SECURITIES, LTD (Company), as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/22

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Newcourt Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newcourt Securities, Ltd. as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newcourt Securities, Ltd.'s management. Our responsibility is to express an opinion on Newcourt Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newcourt Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Newcourt Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Newcourt Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Newcourt Securities, Ltd.'s auditor since 2017.

Bethlehem, PA

February 25, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Newcourt Securities, LTD
Statement of Financial Condition
December, 31 2021

ASSETS		2021
Cash	$	5,333
Clearing deposit		100,097
Total Assets	$	105,430
LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY		
Accounts Payable	$	973
Accrued Expenses		5,250
Due to Clearing Broker		18,833
Total Liabilities		25,056
Common stock, No Par, 10 Shares Authorized, Issued, and Outstanding		1,000
Additional paid-in capital		508,622
Accumulated Deficit		(429,248)
Shareholder's Equity		80,374
Liabilities and Shareholder's Equity	$	105,430

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Operations
For the Year Ending December, 31 2021

	2021
Revenues:	
Income	$ -
Total Revenues	-
Costs and Expenses:	
Bank Service Charges	259
Clearing Expenses	26,200
Computer	864
Continuing Education	621
CRD Expense	435
NYS Corporate Tax	25
Regulatory Fees	3,282
Postage and Delivery	190
Professional Fees	11,225
Telephone	4,174
Total Costs and Expenses	47,275
Net Income(Loss)	$ (47,275)

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Cash Flows
For the Year Ending December, 31 2021

Cash Flows From Operating Activities:		
Net Income(Loss)	$	(47,275)
Adjustment to reconcile net income(loss) to net cash used by operating activities:		
(Decrease) in accounts payable		(248)
Increase in due to Clearing Broker		18,433
Net Cash Used By Operating Activities		(29,090)
Cash Flows From Financing Activities:		
For Capital Contributions		33,400
Net Cash Provided by Financing Activities		33,400
Net (Decrease) Increase In Cash		4,310
Cash at beginning of the year		1,023
Cash at end of the year	$	5,333
Income Taxes Paid Year Ended Dec 31 2021		25
Interest Paid Year Ended Dec 31 2021		-

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Changes in Shareholder's Equity
For the Year Ending December, 31 2021

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, January 1, 2021	$ 1,000	$ 475,222	$ (381,973)	$ 94,249
Net Income(Loss)	-	-	(47,275)	(47,275)
Shareholder's Contributions	-	33,400	-	33,400
Balance, December 31, 2021	$ 1,000	$ 508,622	$ (429,248)	$ 80,374

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

NEWCOURT SECURITIES, LTD
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in private placement of securities, brokerage retailing of corporate and US Government debt securities and brokerage services relating to mortgages or other receivables.

Pursuant to agreements between the Company and Hilltop Securities all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Contracts with Customers

The Company records revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. For the year ended December 31, 2021, the Company had no contracts with customers.

Receivables from contracts with customers as of December 31, 2020 and December 31, 2021 is $0. As such, management has determined that no allowance for credit losses is necessary at December 31, 2021.

The following provides information on the recognition of Revenue from Contracts with Customers.

Commission Revenue

The Company earns revenue for brokerage retailing of corporate and US government debt securities and brokerage services relating to mortgages or other receivables. Revenue is recognized on the trade date when performance obligations have been met and are paid on settlement date.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Private Placement Revenue

The Company earns revenue for private placement of securities from corporations. Revenue is calculated as a percentage of the aggregate purchase price of securities sold and is recognized at the point in time when performance obligations of placing securities with purchasers who are qualified accredited investors have been met, typically at the final closing of the offering or when the agreement has been terminated. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Clearing Deposit

The Company is required to maintain a separate clearing deposit account at HILLTOP with a cash balance of $100,000. At December 31, 2021, the balance of the clearing deposit account was $100,097.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2021, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $80,374 which was $75,374 in excess of the FINRA minimum capital requirement. The ratio of aggregate indebtedness to net capital is .31 to 1.

4. **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

The Company is subject to regulation by the Financial Industry Regulatory Authority (FINRA). In 2021, The Company received an inquiry from FINRA regarding a failure to file Form CRS with the SEC. The Company's position is the form does not apply to them, as they have no customers. On September 23, 2021, the Company received notification from FINRA that they were being referred to Enforcement for a determination if the Company is required to file the form in question. As of December 31, 2021, the Company is unable to predict the outcome of the referral or any potential liability.

6. **RISKS AND UNCERTAINTIES**

The Covid-19 pandemic continued in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

7. **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to the Balance Sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2022, which is the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

NEWCOURT SECURITIES, LTD
DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and for the year ended December 31, 2021, the Company was in compliance with the conditions of the exemption.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and for the year ended December 31, 2021, the Company was in compliance with the conditions of the exemption.

NEWCOURT SECURITIES, LTD
DECEMBER 31, 2021

Newcourt Securities, Ltd.'s Exemption Report

Newcourt Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Newcourt Securities, Ltd.

I, Peter M Lawrence, swear that, to the best of my knowledge and believe, this Exemption Report is true and correct.

By: Peter M. Lawrence

Peter M Lawrence, President

February 25, 2022

Newcourt Securities, LTD
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

		2021
Net Capital:		
Total stockholder's equity		80,374
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		80,374
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	80,374
Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	25,056
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,670
Minimum net capital required	$	5,000
Excess net capital	$	75,374
Net capital less greater of 10% of total AI or 120% of min. net capital	$	74,374
Percentage of aggregate indebtedness to net capital is		31%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	86,106
Audit adjustments		(5,732)
Net capital as reported above	$	80,374

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Newcourt Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Newcourt Securities, Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which Newcourt Securities, Ltd. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Newcourt Securities, Ltd. stated that Newcourt Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Newcourt Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newcourt Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

February 25, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com